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EXHIBIT 7

COMPUTATION OF (DEFICIENCY)/SURPLUS OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
	2000	2001	2002	2003	2004
	(in £ millions)
Earnings
(Loss)/income before income taxes	(755)	(1,741)	(2,789)	(183)	2,558
Interest expense	289	329	338	334	161

(Loss)/income available for fixed charges	(466)	(1,412)	(2,451)	151	2,719

Fixed Charges
Interest expense	(289)	(329)	(338)	(334)	(161)

Fixed Charges	(289)	(329)	(338)	(334)	(161)

(Deficiency)/surplus of earnings to fixed charges	(755)	(1,741)	(2,789)	(183)	2,558

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  EXHIBIT 7